Exhibit 99.1

TransAlta Board Approves Plan for Accelerating Transition to Clean Power in Alberta

CALGARY, April 19, 2017 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA; NYSE: TAC) today announced that its Board of Directors has approved a strategy to accelerate the transition of the Company to gas and renewables generation.  This strategy includes the following steps:

•	retirement of Sundance Unit 1 effective January 1, 2018;
•	mothballing of Sundance Unit 2 effective January 1, 2018, for a period of up to 2 years;
•	conversion of Sundance Units 3 to 6 and Keephills Units 1 and 2 from coal-fired generation to gas-fired generation in the 2021 to 2023 timeframe, thereby extending the useful life of these units until the mid-2030s; and
•	effective immediately, taking steps to secure the gas supply required for the converted units (expected to be up to 700 million cubic feet of gas per day at peak levels of demand), including the construction of the required pipeline.

The retirement of Sundance Unit 1 and mothballing of Sundance Unit 2 reflects the limited economic viability of the units upon the expiry of their Power Purchase Arrangement ("PPA") due to the current oversupplied Alberta power market and low power price environment.

The benefits of converting units to gas-fired generation for TransAlta include:

•	significantly lowering carbon intensities, emissions, and carbon costs;
•	significantly lowering operating and sustaining capital costs;
•	increasing operating flexibility; and
•	adding between five-to-ten years of economic life to each converted unit.

"The Company is taking steps today that will position us as a leader in clean power generation and improve our competitive position as we consider a future where carbon is a high cost input to power generation," said Dawn Farrell, President and Chief Executive Officer. "TransAlta is committed to providing reliable and competitive power to our customers. Supplying markets with renewable power and competitive clean capacity from gas conversions will serve customers with low cost and low carbon electricity for decades to come," Mrs. Farrell said.

Sundance Units 1 & 2

Federal regulations stipulate that all coal plants built before 1975 must cease to operate on coal by the end of 2019, which includes Sundance Units 1 and 2.  Given that Sundance Unit 1 will be shut down two years early, TransAlta intends to apply to the federal Minister of Environment to extend the life of Sundance Unit 2 from 2019 to 2021. This will provide the Company with flexibility to respond to the regulatory environment for coal-to-gas conversions and the new Alberta capacity market.

Sundance Units 1 and 2 collectively comprise 560 MW of the 2,141 MW at the Sundance power plant, which serves as a baseload provider for the Alberta electricity system. The PPA with the Balancing Pool relating to Sundance Units 1 and 2 expires on December 31, 2017.

Coal-to-Gas Conversions

The Company expects that the capacity of Sundance Units 3 to 6 and Keephills 1 and 2 will not change following conversion, which will result in a reduction of approximately 40 per cent of carbon emissions while maintaining approximately 2,400 MWs to the Alberta power grid.

"The total capital commitment for the coal-to-gas conversions is approximately $300 million, and we anticipate funding the conversions with free cash flow," said Donald Tremblay, Chief Financial Officer of TransAlta. "These units are expected to provide low cost capacity and to be very competitive in the upcoming capacity market auctions; we expect the first auction to occur in 2019 for 2021." Mr. Tremblay said.

The Company expects that Federal and Provincial regulations will be adopted to facilitate coal-to-gas conversions and continues to be engaged with government in the development of the required regulatory regime.

About TransAlta Corporation:
TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta's focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada's Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at transalta.com, or follow us on Twitter @TransAlta.

Forward-Looking Statements
This news release contains forward looking statements within the meaning of applicable securities laws, including statements regarding: the closure of the Sundance Unit 1 and mothballing of Sundance Unit 2; the conversion to gas-fired generation of Sundance Units 3 to 6 and Keephills 1 and 2, including the timing thereof; the expected capacity from the units that have been converted from coal generation to gas-fired generation; the expected gas supply required for converted units; the reduction in carbon emissions arising from the coal-to-gas conversions; and the total capital commitment, timing and source of funding for the coal-to-gas conversions. These statements are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: legislative or regulatory developments, including as it pertains to the Alberta capacity market; the Federal and/or Provincial governments not implementing legislation or regulations facilitating the conversion from coal generation to gas generation; changes in economic and competitive conditions; inability to secure natural gas supply and the construction of a natural gas pipeline on terms satisfactory to the Company; the introduction of disruptive sources of energy or capacity; changes in the price for natural gas; decreased demand for energy or capacity; higher costs, expenses and interest rates; the outcome of pending and future litigation and governmental proceedings; availability of financing; strikes or other labour disruptions; and other risk factors contained in the Company's annual information form and management's discussion and analysis. Readers are cautioned not to place undue reliance on these forward looking statements, which reflect TransAlta's expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2017/19/c8375.html

%CIK: 0001144800

For further information: Investor Inquiries: Jaeson Jaman, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Stacey Hatcher, Manager, Communications, Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 20:07e 19-APR-17